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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Adept Technology, Inc.
(Name of Subject Company (Issuer))

Hoffman Acquisition Corp.
a wholly-owned subsidiary of

Omron Management Center of America, Inc.
a wholly-owned subsidiary of

OMRON Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

006854202
(CUSIP Number of Class of Securities)

K. Blake Thatcher
Vice President and General Counsel
Omron Management Center of America, Inc.
2895 Greenspoint Parkway, Suite 100
Hoffman Estates, IL 60169
(224) 520-7651
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Barth, Esq.
Russell E. Ryba, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-2400

 Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$210,485,431	$24,458.41

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 16,191,187 shares of common stock, par value $0.001 per share, of Adept Technology, Inc., at a purchase price of $13.00 per share. Such number of shares consists of 14,614,358 shares outstanding as of September 21, 2015, 1,551,064 shares that may be issued before the expiration of the Offer under stock options and/or restricted stock units and 25,765 shares that may be issued before the expiration of the Offer under outstanding employee stock purchase plan rights.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by Hoffman Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation ("OMCA"), which is a wholly-owned subsidiary of OMRON Corporation, a Japanese corporation ("OMRON"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Adept Technology, Inc., a Delaware corporation ("Adept"), at a purchase price of $13.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of OMRON, OMCA and the Purchaser.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Adept Technology, Inc. Adept's principal executive office is located at 5960 Inglewood Drive, Pleasanton, California 94588. The telephone number at Adept's principal executive office is (925) 245-3400.

        (b)   This statement relates to the common stock, par value $0.001 per share, of Adept. Based upon information provided by Adept, there were 14,614,358 shares of common stock issued and outstanding as of September 21, 2015. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b), (c) This Schedule TO is filed by OMRON, OMCA and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning OMRON, OMCA and the Purchaser" and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b) The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning OMRON, OMCA and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Adept; Other Matters" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1) – (7) The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for Adept; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction" and Section 9, entitled "Certain Information Concerning OMRON, OMCA and the Purchaser," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        (a)   The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Adept; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        (a), (b) Not applicable.

Item 11.    Additional Information

        (a)(1) The information set forth in Section 9, entitled "Certain Information Concerning OMRON, OMCA and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer" and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Section 7 of the Offer to Purchase entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

        (a)(5) The information set forth in Section 17, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of September 23, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(E)	Press Release dated September 16, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(a)(1)(F)	Press Release dated September 23, 2015
(a)(1)(G)	Summary Advertisement published in the Wall Street Journal on September 23, 2015
(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2015, by and among Adept, the Purchaser, OMCA and OMRON (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(2)	Form of Director & Officer Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(4)	Mutual Non-Disclosure Agreement, dated as of November 7, 2014, by and between Adept and Omron Electronics LLC
(d)(5)	Confidentiality Agreement, dated as of May 29, 2015, by and between Adept and OMCA

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hoffman Acquisition Corp.
By:	/s/ NIGEL BLAKEWAY
	Name:	Nigel Blakeway
	Title:	Chairman, Chief Executive Officer and President

Omron Management Center of America, Inc.
By:	/s/ NIGEL BLAKEWAY
	Name:	Nigel Blakeway
	Title:	Chairman, Chief Executive Officer and President

OMRON Corporation
By:	/s/ YOSHIHITO YAMADA
	Name:	Yoshihito Yamada
	Title:	President and Chief Executive Officer

Date: September 23, 2015

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of September 23, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(E)	Press Release dated September 16, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(a)(1)(F)	Press Release dated September 23, 2015
(a)(1)(G)	Summary Advertisement published in the Wall Street Journal on September 23, 2015
(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2015, by and among Adept, the Purchaser, OMCA and OMRON (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(2)	Form of Director & Officer Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of September 16, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by OMRON, OMCA and the Purchaser with the SEC on September 16, 2015)
(d)(4)	Mutual Non-Disclosure Agreement, dated as of November 7, 2014, by and between Adept and Omron Electronics LLC
(d)(5)	Confidentiality Agreement, dated as of May 29, 2015, by and between Adept and OMCA

QuickLinks

Calculation of Filing Fee
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS